Exhibit 12.1
Freescale Semiconductor, Ltd. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges

(in millions)	Year Ended December 31, 2014	Year Ended December 31, 2013(3)	Year Ended December 31, 2012(3)	Year Ended December 31, 2011(3)	Year Ended December 31, 2010(3)
Earnings:
Earnings (loss) before income taxes(1)	$304	$(168)	$(100)	$(381)	$(1,075)
Less: Capitalized interest	—	—	—	—	—
Add: Fixed charges (per below)	362	501	531	583	601
Total earnings (loss)(2)	$666	$333	$431	$202	$(474)

Fixed charges:
Interest expense	$353	$490	$519	$572	$591
Rent expense interest factor	9	11	12	11	10
Total fixed charges	$362	$501	$531	$583	$601
Ratio of earnings to fixed charges	1.8	—	—	—	—

(1)	After adjustments required by Item 503(d) of SEC Regulation S-K, earnings or loss of equity investees.

(2)	As defined in Item 503(d) of SEC Regulation S-K.

(3)	Earnings were inadequate to cover fixed charges for the years ended December 31, 2013, 2012, 2011 and 2010 by $0.2 billion, $0.1 billion, $0.4 billion and $1.1 billion, respectively.